ZURICH

RECEIVED

2007 JUL 10 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

07025080

SUPPL

Your reference File No. 82-5089

Our reference TS/jp

Date 07/03/2007

Zurich Financial Services / File No. 82-5089;

Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 39
Dir. fax +41 (44) 625 08 39
thiemo.sturny@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich completes the share buyback program"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Thiemo Sturny

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Enclosure

dw 7/10

46674-03

News Release

ZURICH®

Zurich completes the share buyback program

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 3, 2007 – Zurich Financial Services has completed the share buyback program of CHF1.25 billion announced on February 15, 2007. Between February 22, 2007 and July 2, 2007, Zurich Financial Services has bought back 3,432,500 of its registered shares via a second trading line of virt-x and at an average price of CHF 364 (rounded) per share. The number of repurchased shares reflects 2.36 % of the share capital issued at the end of June.

Zurich Financial Services will submit a proposal to its shareholders at the Annual General Meeting 2008 to reduce the share capital in the amount of the repurchased shares and to cancel the shares.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

END